CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049

December 13, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CytRx Corporation –Registration Statement on Form S-3 – Registration No. 333-170437

Ladies and Gentlemen:

On behalf of CytRx Corporation, a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement, as amended by pre-effective Amendment No. 1 thereto, effective at 5:00 p.m., Washington, D.C. time, on Tuesday, December 14, 2010, or as soon thereafter as is practicable.

In making its request, CytRx Corporation hereby acknowledges that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve CytRx Corporation from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3.           CytRx Corporation may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CytRx Corporation also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Steven A. Kriegsman
Steven A. Kriegsman
President and Chief Executive Officer